Exhibit 2
STOCK PURCHASE AGREEMENT
     STOCK PURCHASE AGREEMENT (this “Agreement”) made as of this ___day of December, 2008 between and among [Victory Park entity] (“Buyer”) and the signatory on the execution page hereof (the “Seller”).
     WHEREAS, Pantheon China Acquisition Corp. (“Pantheon”) was organized to effect a merger, capital stock exchange, equity acquisition or other similar business combination with one or more operating businesses having their primary or substantial operations in, among other regions, the People’s Republic of China (“Business Combination”);
     WHEREAS, Pantheon consummated an initial public offering in December 2006 (“IPO”) in connection with which it raised net proceeds of approximately $32.7 million which were placed in a trust account pending the consummation of a Business Combination, or the dissolution and liquidation of Pantheon, in the event it is unable to consummate a Business Combination by December 14, 2008.
     WHEREAS, Pantheon has agreed to acquire (the “Acquisition”) China Cord Blood Services Corporation (“CCBS”) pursuant to that certain Agreement and Plan of Merger, Conversion and Share Exchange, dated as of November 3, 2008 between Pantheon, CCBS and certain of the shareholders of CCBS named therein (the “Merger Agreement”).
     WHEREAS, Pantheon has stated that it is unable to conclude that it will be able to complete the business combination with CCBS by December 14, 2008. Therefore, on December 14, 2008 Pantheon will hold a special meeting of its stockholders at which the stockholders will be asked to approve three amendments (the “extension amendments”) to the Company’s Certificate of Incorporation that would have the effect of extending the December 14, 2008 deadline to September 30, 2009.
     WHEREAS, the extension amendments are contingent upon, among other things, the affirmative vote of holders of a majority of the outstanding common shares of Pantheon voting at the meeting to approve the extension amendments.
     WHEREAS, pursuant to the extension amendments, a holder of shares of Pantheon’s common stock issued in the IPO may, if s/he/it votes against the extension amendments, demand that Pantheon convert such common shares into cash (“Conversion Rights”).
     WHEREAS, the extension amendments is subject to the exercise of Conversion Rights by holders of less than 20% of the Pantheon common stock issued in the IPO.
     WHEREAS, Buyer is planning to simultaneously purchase from a limited number of public stockholders of Pantheon, who intend to vote against the extension amendment and exercise their Conversion Rights, shares of common stock at a purchase price not to exceed the per share amount held in the Trust Account (or approximately $5.97 per share).

     WHEREAS, Buyer is planning to simultaneously effect such other purchases (the “Other Transactions”) pursuant to agreements substantially similar to this Agreement, subject to negotiation with and execution by, each such other seller (the “Other Sellers”).
     WHEREAS, Seller has agreed to sell to Buyer and Buyer has agreed to purchase from Seller the number of common shares set forth on the execution page of this Agreement (“Shares”) for the purchase price per share set forth therein (“Purchase Price Per Share”) and for the aggregate purchase price set forth therein.
     NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows:
     1.     Purchase. Seller hereby sells to Buyer and Buyer hereby purchases from Seller at the Closing the Shares in the percentages set forth on the execution page of this Agreement for the Purchase Price Per Share, for the aggregate consideration set forth on the execution page of this Agreement.
     2.     Agreement not to Convert; Appointment of Attorney in Fact. In further consideration of the Aggregate Purchase Price, the Seller hereby agrees he/it has not and will not exercise his/its Conversion Rights. Because the record date to vote on the proposals set forth in the Definitive Proxy Statement filed on Schedule 14A by Pantheon with the U.S. Securities Exchange Commission on December 4, 2008 (the “Proxy Statement”) has passed, Buyer would not be entitled to vote the Shares at the shareholders meeting contemplated by the Proxy Statement. Accordingly, solely with respect to the vote for the Extension Amendment as contemplated by the Proxy Statement, upon the acceptance of and payment for the Shares at the Closing the Seller hereby irrevocably appoints Albert Chen and Mark Chen and each of them, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares (and any and all other Shares or securities or rights issued or issuable in respect thereof) to vote in such manner as each such attorney and proxy or his substitute shall in his sole discretion deem proper, and otherwise act (including without limitation pursuant to written consent) with respect to all the Shares sold hereunder which the Seller is entitled to vote at any meeting of stockholders (whether annual or special and whether or not an adjourned meeting) of Pantheon held prior to December 15, 2008. This proxy is coupled with an interest in Pantheon and in the Shares and is irrevocable and is granted in consideration of, and is effective when, if and to the extent that Buyer accepts and pays for such Shares at the Closing described below. Such acceptance for payment shall revoke, without further action, all prior proxies granted by the Seller at any time with respect to such Shares (and any such other Shares or other securities) and no subsequent proxies will be given (and if given will be deemed not to be effective) with respect thereto by the Seller.
          2.1 Closing. The closing of the purchase of the Shares (“Closing”) by Buyer will occur on or before December 11, 2008 and simultaneously with all of the Other Transactions with the Other Sellers (the “Closing Date”). It shall be a condition to the obligation of Buyer on the one hand and the Seller on the other hand, to consummate the transfer of the Shares contemplated hereunder that the other party’s representations and warranties are true and correct on the Closing Date with the same effect as though made on such date, unless waived in writing by the party to whom such representations and warranties are made.

          2.2 At or before the Closing, the Seller shall deliver or cause to be delivered to Buyer: (i) a stock certificate or certificates representing the Shares transferred hereunder duly endorsed for transfer or with executed stock powers attached or (ii) appropriate instructions for book entry transfer of ownership of the Shares from the Seller to Buyer in each case together with a true and correct copy of the voting information form with respect to the Shares held by Sellers indicating the financial institution through which such shares are held and the control number provided by Broadridge Financial Solutions regarding the voting of such Shares or written confirmation of such information as would appear on the voting information form.
          2.3 At or before the Closing, Buyer shall deliver or cause to be delivered to the Seller payment by wire transfer of immediately available funds the Purchase Price in accordance with Section 1 of this Agreement.
          2.4 Buyer hereby covenants and agrees that following the Closing it shall comply with all filing obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to its ownership of the Shares.
     3.     Representations and Warranties of the Seller.
          3.1 The Seller hereby represents to Buyer on the date hereof and on the date of the Closing that:
                    (a)     Sophisticated Seller. The Seller is sophisticated in financial matters and is able to evaluate the risks and benefits attendant to the sale of Shares to Buyer.
                    (b)     Independent Investigation. The Seller, in making the decision to sell the Shares to Buyer, has not relied upon any oral or written representations or assurances from Pantheon, Buyer, or any of their officers, directors or employees or any other representatives or agents of Buyer or Pantheon. The Seller has had access to and reviewed all of the filings made by Pantheon with the United States Securities and Exchange Commission (the “SEC”), pursuant to the Exchange Act and the Securities Act of 1933 (the “Securities Act”), in each case to the extent available publicly accessible via the SEC’s Electronic Data Gathering, Analysis and Retrieval system.
                    (c)     Authority. This Agreement has been validly authorized, executed and delivered by the Seller and, assuming the due authorization, execution and delivery thereof by Buyer, is a valid and binding agreement enforceable in accordance with its terms, subject to the general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors’ rights generally. The execution, delivery and performance of this Agreement by the Seller does not and will not conflict with, violate or cause a breach of, constitute a default under, or result in a violation of (i) any agreement, contract or instrument to which the Seller is a party which would prevent the Seller from performing its obligations hereunder or (ii) any law, statute, rule or regulation to which the Seller is subject.
                    (d)     No Legal Advice from Buyer. The Seller acknowledges that he/it has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with the Seller’s own legal counsel and investment and tax advisors. The Seller is relying solely on such counsel and advisors and not on any statements or representations of

Buyer or any of its representatives or agents for legal, tax or investment advice with respect to this Agreement or the transactions contemplated by this Agreement.
     4.     Representations and Warranties of Buyer.
          4.1 Buyer hereby represents to the Seller that:
                    (a)     Sophisticated Buyer. The Buyer is sophisticated in financial matters and is able to evaluate the risks and benefits attendant to the sale of Shares by Seller.
                    (b)     Independent Investigation. Buyer, in making the decision to purchase the Shares from Seller, has not relied upon any oral or written representations or assurances from the Seller or any of its officers, directors, partners or employees or any other representatives or agents of the Seller. Buyer has had access to all of the filings made by Pantheon with the SEC pursuant to the Exchange Act and the Securities Act.
                    (c)     Authority. This Agreement has been validly authorized, executed and delivered by Buyer and, assuming the due authorization, execution and delivery thereof by the Seller, is a valid and binding agreement enforceable in accordance with its terms, subject to the general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors’ rights generally. The execution, delivery and performance of this Agreement by Buyer does not and will not conflict with, violate or cause a breach of, constitute a default under, or result in a violation of (i) any agreement, contract or instrument to which Buyer is a party which would prevent Buyer from performing its obligations hereunder or (ii) any law, statute, rule or regulation to which Buyer is subject.
                    (d)     No Legal Advice from Seller. Buyer acknowledges that it has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with Buyer’s own legal counsel and investment and tax advisors. Buyer is relying solely on such counsel and advisors and not on any statements or representations of Seller or any of its representatives or agents for legal, tax or investment advice with respect to this Agreement or the transactions contemplated by this Agreement.
     5.     Termination. Notwithstanding any provision in this Agreement to the contrary, this Agreement shall become null and void and of no force and effect upon the earlier of (a) the termination of the Merger Agreement prior to the consummation of the transactions contemplated thereby and (b) 11:59 p.m. eastern standard time on December 14, 2008.
     6.     Counterparts; Facsimile. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. This Agreement or any counterpart may be executed via facsimile transmission, and any such executed facsimile copy shall be treated as an original.

     7.     Governing Law. This Agreement shall for all purposes be deemed to be made under and shall be construed in accordance with the laws of the State of New York. Each of the parties hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.
     8.     Remedies. Each of the parties hereto acknowledges and agrees that, in the event of any breach of any covenant or agreement contained in this Agreement by the other party, money damages may be inadequate with respect to any such breach and the non-breaching party may have no adequate remedy at law. It is accordingly agreed that each of the parties hereto shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to seek injunctive relief and/or to compel specific performance to prevent breaches by the other party hereto of any covenant or agreement of such other party contained in this Agreement.
     9.     Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, successors and permitted assigns. This Agreement shall not be assigned by either party without the prior written consent of the other party hereto.
     10.     Entire Agreement; Changes in Writing. This Agreement constitutes the entire agreement among the parties hereto and supersedes and cancels any prior agreements, representations, warranties, whether oral or written, among the parties hereto relating to the transaction contemplated hereby. Neither this Agreement nor any provision hereof may be changed or amended orally, but only by an agreement in writing signed by the other party hereto.
[remainder of page left intentionally blank; signature page follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date set forth on the first page of this Agreement.

[BUYER]

By:

Name:
Title:

Address:
[•]

[SELLER]

[PRINTED NAME OF SELLER]

By:

Purchase Price Per Share $
Number of Shares to be Purchased
Aggregate purchase price to be paid by Buyer $
Trade Date December 10, 2008
Settlement T+1